Exhibit 12.2
MANDALAY RESORT GROUP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended January 31,
	2001	2002	2003	2004	2005
				(In thousands)
Income before income tax and extraordinary loss	$194,392	$93,006	$195,334	$232,318	$359,516
Minority interest	16,746	29,352	40,650	57,353	61,220
Fixed charges:
Interest expense	219,940	221,352	207,114	193,236	188,442
Proportionate share joint venture interest	9,888	7,501	7,172	8,089	8,245
Rentals representing an interest factor (1/3 of operating rental expense)	14,407	11,357	17,042	7,212	469

Earnings as defined	455,373	362,568	467,312	498,208	617,892

Fixed charges (including capitalized items):
Interest expense	219,940	221,352	207,114	193,236	188,442
Proportionate share joint venture interest	9,888	7,501	7,172	8,089	8,245
Capitalized interest	1,645	1,039	13,203	7,624	1,031
Rentals representing an interest factor	14,407	11,357	17,042	7,212	469

Fixed charges as defined	245,880	241,249	244,531	216,161	198,187

Ratio of Earnings to Fixed Charges	1.85x	1.50x	1.91x	2.30x	3.12x